Exhibit 99.1

Lufax Reports Second Quarter 2024 Financial Results

SHANGHAI, Aug. 21, 2024 /PRNewswire/ — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 & First Half 2024 Financial Highlights

•	Total income was RMB5,976 million (US$822 million) in the second quarter of 2024, compared to RMB9,270 million in the same period of 2023.

•	Net loss was RMB730 million (US$100 million) in the second quarter of 2024, compared to net profit of RMB1,004 million in the same period of 2023.

(In millions except percentages, unaudited)	Three Months Ended June 30,
	2023	2024		YoY
	RMB	RMB	USD
Total income	9,270	5,976	822	(35.5%)
Total expenses	(7,957)	(6,341)	(873)	(20.3%)
Total expenses excluding credit impairment losses, finance costs and other (gains)/losses	(4,954)	(3,485)	(480)	(29.7%)
Credit impairment losses, finance costs and other (gains)/losses	(3,003)	(2,856)	(393)	(4.9%)
Net profit/(loss)	1,004	(730)	(100)	(172.7%)

(In millions except percentages, unaudited)	Six Months Ended June 30,
	2023	2024		YoY
	RMB	RMB	USD
Total income	19,348	12,940	1,781	(33.1%)
Total expenses	(16,920)	(12,857)	(1,769)	(24.0%)
Total expenses excluding credit impairment losses, finance costs and other (gains)/losses	(10,639)	(7,065)	(972)	(33.6%)
Credit impairment losses, finance costs and other (gains)/losses	(6,281)	(5,792)	(797)	(7.8%)
Net profit	1,736	(1,560)	(215)	(189.9%)

Second Quarter 2024 Operational Highlights

•

Total outstanding balance of loans was RMB235.2 billion as of June 30, 2024 compared to RMB426.4 billion as of June 30, 2023, representing a decrease of 44.8%, among which the outstanding balance of consumer finance loans was RMB42.0 billion as of June 30, 2024, compared to RMB32.8 billion as of June 30, 2023, representing an increase of 27.9%.

•

Total new loans enabled were RMB45.2 billion in the second quarter of 2024, compared to RMB53.5 billion in the same period of 2023, representing a decrease of 15.5%, among which new consumer finance loans were RMB22.1 billion in the second quarter of 2024, compared to RMB17.9 billion in the same period of 2023, representing an increase of 23.6%.

•	Cumulative number of borrowers increased by 17.4% to approximately 23.2 million as of June 30, 2024 from approximately 19.7 million as of June 30, 2023.

•

As of June 30, 2024, including the consumer finance subsidiary, the Company bore risk on 56.7% of its outstanding balance, up from 27.5% as of June 30, 2023. Credit enhancement partners bore risk on the other 42.2% of the outstanding balance, among which Ping An Property & Casualty Insurance Company of China, Ltd. accounted for a majority.

•	As of June 30, 2024, excluding the consumer finance subsidiary, the Company bore risk on 49.9% of its outstanding balance, up from 22.4% as of June 30, 2023.

•	For the second quarter of 2024, the Company’s retail credit enablement business take rate[1] based on loan balance was 9.3%, as compared to 7.0% for the second quarter of 2023.

•

C-M3 flow rate[2] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 0.9% in the second quarter of 2024, compared to 1.0% in the first quarter of 2024. Flow rates for the general unsecured loans and secured loans the Company had enabled were 0.9% and 0.7% respectively in the second quarter of 2024, as compared to 1.0% and 0.7% respectively in the first quarter of 2024.

•

Days past due (“DPD”) 30+ delinquency rate[3] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 5.4% as of June 30, 2024, as compared to 6.6% as of March 31, 2024. DPD 30+ delinquency rate for general unsecured loans was 5.8% as of June 30, 2024, as compared to 7.4% as of March 31, 2024. DPD 30+ delinquency rate for secured loans was 4.1% as of June 30, 2024, as compared to 4.5% as of March 31, 2024.

•

DPD 90+ delinquency rate[4] for total loans enabled, excluding the consumer finance subsidiary, was 3.4% as of June 30, 2024, as compared to 4.4% as of March 31, 2024. DPD 90+ delinquency rate for general unsecured loans was 3.7% as of June 30, 2024, as compared to 5.0% as of March 31, 2024. DPD 90+ delinquency rate for secured loans was 2.5% as of June 30, 2024, as compared to 2.6% as of March 31, 2024.

[1]

The take rate of retail credit enablement business is calculated by dividing the aggregated amount of loan enablement service fees, post-origination service fees, net interest income (excluding revenue from PAObank and LUAN credit subsidiaries), guarantee income and the penalty fees and account management fees by the average outstanding balance of loans enabled for each period.

[2]

C-M3 flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products and consumer finance subsidiary are excluded from the flow rate calculation.

[3]

DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from the calculation.

[4]

DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from the calculation.

•	As of June 30, 2024, the non-performing loan (NPL) ratio[5] for consumer finance loans was 1.4% as compared to 1.6% as of March 31, 2024.

Mr. YongSuk Cho, Chairman and Chief Executive Officer of Lufax, commented, “During the second quarter, our focus on quality over quantity yielded notable improvements of asset quality across both our Puhui and consumer finance portfolios. Loan quality trended higher within both segments, demonstrating the efficacy of our strategic approach. As our Puhui loan balance increasingly represents loans enabled under the 100% guarantee model, we anticipate the ongoing shift will drive further enhancements to our take rate going forward. Furthermore, as we continue to execute our strategy of obtaining and utilizing strong licenses to bolster our business, we expect our licenses will help us improve our funding costs, product diversity, and capital management efficiency. Looking ahead, we will seek to deepen our synergies with Ping An Group, leveraging their brand reputation, technological resources, and extensive network to strengthen our market position. These initiatives, combined with our direct sales force and ongoing emphasis on operational caution, uniquely position us to support China’s small and micro enterprise economy. We are encouraged by our progress to date, and remain committed to drive persistent, high-quality growth for our customers and our shareholders.”

Mr. Gregory Gibb, Co-Chief Executive Officer of Lufax, commented, “Our ongoing emphasis on operational refinements helped us strengthen our business during the second quarter. Our disciplined approach to credit standards led to enhancements in asset quality, with the C-M3 flow rate of Puhui loans improving to 0.9% and the NPL ratio for consumer finance loans decreasing to 1.4%. Meanwhile, the implementation of our 100% guarantee model for Puhui loans has positively impacted the take rate on our outstanding balance, which reached 9.3% this quarter. Our consumer finance segment also continued to grow, with a 23.6% year-over-year increase in new loan sales, representing 49% of total new loan sales in the quarter. Our prudent approach and ongoing operational refinements will be key as we pursue sustainable future growth.”

Mr. Alston Peiqing Zhu, Chief Financial Officer of Lufax, commented, “During the second quarter, our leverage remained low, and our two main operating entities have maintained their strong capital positions. Our guarantee subsidiary’s leverage ratio is stable at 2.4x, still comfortably below the 10x regulatory limit. At the same time, our consumer finance company has a healthy 14.7% capital adequacy ratio, surpassing the 10.5% regulatory requirement. Amidst a complex economic environment, we are seeing positive trends in asset quality and notable growth in consumer finance. We remain steadfast in our disciplined approach, aiming to construct a resilient platform for enduring success and shareholder value creation.”

Second Quarter 2024 & First Half 2024 Financial Results

TOTAL INCOME

Total income was RMB5,976 million (US$822 million) in the second quarter of 2024, compared to RMB9,270 million in the same period of 2023, representing a decrease of 36%.

[5]

Non-performing loan ratio for consumer finance loans is calculated by using the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, and certain restructured loans, divided by the outstanding balance of consumer finance loans.

	Three Months Ended June 30,
(In millions except percentages, unaudited)	2023		2024		YoY
	RMB	% of income	RMB	% of income
Technology platform-based income	4,076	44.0%	1,999	33.4%	(51.0%)
Net interest income	3,367	36.3%	2,716	45.4%	(19.3%)
Guarantee income	1,149	12.4%	850	14.2%	(26.0%)
Other income	310	3.3%	318	5.3%	2.4%
Investment income	370	4.0%	94	1.6%	(74.6%)
Share of net profits of investments accounted for using the equity method	(1)	(0.0%)	—	—	100.0%
Total income	9,270	100.0%	5,976	100.0%	(35.5%)

	Six Months Ended June 30,
(In millions except percentages, unaudited)	2023		2024		YoY
	RMB	% of income	RMB	% of income
Technology platform-based income	9,086	47.0%	4,552	35.2%	(49.9%)
Net interest income	6,716	34.7%	5,561	43.0%	(17.2%)
Guarantee income	2,565	13.3%	1,775	13.7%	(30.8%)
Other income	538	2.8%	637	4.9%	18.4%
Investment income	445	2.3%	416	3.2%	(6.6%)
Share of net profits of investments accounted for using the equity method	(2)	(0.0%)	(1)	(0.0%)	56.5%
Total income	19,348	100.0%	12,940	100.0%	(33.1%)

•

Technology platform-based income was RMB1,999 million (US$275 million) in the second quarter of 2024, compared to RMB4,076 million in the same period of 2023, representing a decrease of 51.0%, due to 1) the decrease of retail credit service fees due to the decrease in loan balance and 2) the decrease of referral and other technology platform-based income due to the Company’s exit from the Lujintong[6] business that it had previously conducted.

•

Net interest income was RMB2,716 million (US$374 million) in the second quarter of 2024, compared to RMB3,367 million in the same period of 2023, representing a decrease of 19.3%, mainly due to the decrease in loan balance, partially offset by the increase of net interest income from the Company’s consumer finance business.

•

Guarantee income was RMB850 million (US$117 million) in the second quarter of 2024, compared to RMB1,149 million in the same period of 2023, representing a decrease of 26.0%, primarily due to the decrease in loan balance and a lower average fee rate.

•

Other income was RMB318 million (US$44 million) in the second quarter of 2024, compared to other income of RMB310 million in the same period of 2023. The increase was mainly due to the increased account management fees driven by improved collection performance.

[6]

Lujintong was a platform the company launched in 2019, aiming to help its financial institution partners to acquire borrowers directly through dispersed sourcing nationwide. The company downscaled the operations of Lujintong in 2023 and ceased its operation by the end of April 2024.

•

Investment income was RMB94 million (US$13 million) in the second quarter of 2024, compared to RMB370 million in the same period of 2023, mainly due to the increased losses associated with certain investment assets.

TOTAL EXPENSES

Total expenses decreased by 20% to RMB6,341 million (US$873 million) in the second quarter of 2024 from RMB7,957 million in the same period of 2023. This decrease was mainly due to the decrease in sales and marketing expenses by 46% to RMB1,372 million (US$189 million) in the second quarter of 2024 from RMB2,540 million in the same period of 2023. Total expenses excluding credit impairment losses, finance costs and other (gains)/losses decreased by 30% to RMB3,485 million (US$480 million) in the second quarter of 2024 from RMB4,954 million in the same period of 2023.

	Three Months Ended June 30,
(In millions except percentages, unaudited)	2023		2024		YoY
	RMB	% of income	RMB	% of income
Sales and marketing expenses	2,540	27.4%	1,372	22.9%	(46.0%)
General and administrative expenses	493	5.3%	511	8.5%	3.5%
Operation and servicing expenses	1,576	17.0%	1,327	22.2%	(15.8%)
Technology and analytics expenses	344	3.7%	275	4.6%	(20.0%)
Credit impairment losses	2,998	32.3%	2,560	42.8%	(14.6%)
Finance costs	136	1.5%	13	0.2%	(90.2%)
Other (gains)/losses - net	(130)	(1.4%)	282	4.7%	316.6%
Total expenses	7,957	85.8%	6,341	106.1%	(20.3%)

	Six Months Ended June 30,
(In millions except percentages, unaudited)	2023		2024		YoY
	RMB	% of income	RMB	% of income
Sales and marketing expenses	5,570	28.8%	2,890	22.3%	(48.1%)
General and administrative expenses	1,249	6.5%	993	7.7%	(20.5%)
Operation and servicing expenses	3,134	16.2%	2,655	20.5%	(15.3%)
Technology and analytics expenses	686	3.5%	528	4.1%	(23.0%)
Credit impairment losses	6,130	31.7%	5,422	41.9%	(11.5%)
Finance costs	324	1.7%	71	0.6%	(78.0%)
Other (gains)/losses - net	(173)	(0.9%)	299	2.3%	273.0%
Total expenses	16,920	87.5%	12,857	99.4%	(24.0%)

•

Sales and marketing expenses decreased by 46.0% to RMB1,372 million (US$189 million) in the second quarter of 2024 from RMB2,540 million in the same period of 2023. The decrease was mainly due to 1) the decreased loan-related expenses as a result of the decrease in loan balance and 2) decreased retention expenses and referral expenses from platform service attributable to the Company’s exit from the Lujintong business that it had previously conducted.

•

General and administrative expenses increased by 3.5% to RMB511 million (US$70 million) in the second quarter of 2024 from RMB493 million in the same period of 2023, mainly due to the increased investment in newly acquired businesses.

•

Operation and servicing expenses decreased by 15.8% to RMB1,327 million (US$183 million) in the second quarter of 2024 from RMB1,576 million in the same period of 2023, due to the Company’s expense control measures and decrease of loan balance, partially offset by increased commission associated with improved collection performance.

•

Technology and analytics expenses decreased by 20.0% to RMB275 million (US$38 million) in the second quarter of 2024 from RMB344 million in the same period of 2023, primarily due to the Company’s expense control measures.

•

Credit impairment losses decreased by 14.6% to RMB2,560 million (US$352 million) in the second quarter of 2024 from RMB2,998 million in the same period of 2023, mainly due to the decrease in actual losses of loans as a result of the improvement of credit performance, partially offset by the upfront provision from loans under the 100% guarantee model.

•

Finance costs decreased by 90.2% to RMB13 million (US$2 million) in the second quarter of 2024 from RMB136 million in the same period of 2023, mainly due to the decrease of interest expenses as a result of repayment of C-Round Convertible Promissory Notes and other debts, partially offset by the decrease of interest income from bank deposits.

•

Other losses were RMB282 million (US$39 million) in the second quarter of 2024, compared to other gains of RMB130 million in the same period of 2023, mainly due to the increase of foreign exchange losses and losses associated with certain risk assets.

NET LOSS

Net loss was RMB730 million (US$100 million) in the second quarter of 2024, compared to a net profit of RMB1,004 million in the same period of 2023, as a result of the aforementioned factors.

LOSS PER ADS

Basic and diluted loss per American Depositary Share (“ADS”) were both RMB1.38 (US$0.19) in the second quarter of 2024. Each one ADS represents two ordinary shares.

BALANCE SHEET

The Company had RMB37,114 million (US$5,107 million) in cash at bank as of June 30, 2024, as compared to RMB39,599 million as of December 31, 2023. Net assets of the Company amounted to RMB82,676 million (US$11,377 million) as of June 30, 2024, as compared to RMB93,684 million as of December 31, 2023.

SEMI-ANNUAL DIVIDEND

In light of the net loss recorded for the six months ended June 30, 2024, the board of directors of the Company has determined that no semi-annual dividend shall be paid at this time.

Conference Call Information

The Company’s management will hold an earnings conference call at 9:00 P.M. U.S. Eastern Time on Wednesday, August 21, 2024 (9:00 A.M. Beijing Time on Thursday, August 22, 2024) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the event passcode, and a unique access PIN, which can be used to join the conference call.

Registration Link: https://dpregister.com/sreg/10191825/fd49d1bf63

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.lufaxholding.com.

The replay will be accessible through August 28, 2024, by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Conference ID:	8154019

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed principally to address the needs of small business owners. In doing so, the Company has established relationships with 85 financial institutions in China as funding partners, many of which have worked with the Company for over three years.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the rate in effect as of June 30, 2024, as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit enablement; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD
Technology platform-based income	4,075,697	1,998,817	275,046	9,086,070	4,551,892	626,361
Net interest income	3,366,917	2,715,749	373,699	6,715,547	5,560,940	765,211
Guarantee income	1,148,646	850,152	116,985	2,565,405	1,775,400	244,303
Other income	310,170	317,600	43,703	537,632	636,783	87,624
Investment income	370,043	93,899	12,921	445,007	415,657	57,196
Share of net profits of investments accounted for using the equity method	(1,151)	—	—	(1,587)	(691)	(95)

Total income	9,270,322	5,976,217	822,355	19,348,074	12,939,981	1,780,601

Sales and marketing expenses	(2,540,067)	(1,371,539)	(188,730)	(5,570,120)	(2,889,635)	(397,627)
General and administrative expenses	(493,345)	(510,695)	(70,274)	(1,249,416)	(993,199)	(136,669)
Operation and servicing expenses	(1,576,137)	(1,327,251)	(182,636)	(3,134,026)	(2,654,672)	(365,295)
Technology and analytics expenses	(344,131)	(275,395)	(37,896)	(685,616)	(527,733)	(72,618)
Credit impairment losses	(2,997,706)	(2,560,088)	(352,280)	(6,129,506)	(5,421,572)	(746,033)
Finance costs	(135,649)	(13,249)	(1,823)	(324,288)	(71,405)	(9,826)
Other gains/(losses) - net	130,444	(282,488)	(38,872)	172,856	(298,990)	(41,142)

Total expenses	(7,956,591)	(6,340,705)	(872,510)	(16,920,116)	(12,857,206)	(1,769,210)

Profit before income tax expenses	1,313,731	(364,488)	(50,155)	2,427,958	82,775	11,390
Income tax expenses	(310,113)	(365,503)	(50,295)	(691,970)	(1,642,727)	(226,047)

Net profit/(loss) for the period	1,003,618	(729,991)	(100,450)	1,735,988	(1,559,952)	(214,657)

Net profit/(loss) attributable to:
Owners of the Group	965,349	(792,072)	(108,993)	1,637,325	(1,662,535)	(228,772)
Non-controlling interests	38,269	62,081	8,543	98,663	102,583	14,116

Net profit/(loss) for the period	1,003,618	(729,991)	(100,450)	1,735,988	(1,559,952)	(214,657)

Earnings per share
-Basic earnings/(loss) per share	0.84	(0.69)	(0.09)	1.43	(1.45)	(0.20)

-Diluted earnings/(loss) per share	0.84	(0.69)	(0.09)	1.43	(1.45)	(0.20)

-Basic earnings/(loss) per ADS	1.68	(1.38)	(0.19)	2.86	(2.90)	(0.40)

-Diluted earnings/(loss) per ADS	1.68	(1.38)	(0.19)	2.86	(2.90)	(0.40)

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	USD
Assets
Cash at bank	39,598,785	37,113,898	5,107,042
Restricted cash	11,145,838	10,683,924	1,470,157
Financial assets at fair value through profit or loss	28,892,604	29,249,592	4,024,878
Financial assets at fair value through other comprehensive income	—	1,739,416	239,352
Financial assets at amortized cost	3,011,570	2,918,120	401,547
Accounts and other receivables and contract assets	7,293,671	5,410,456	744,504
Loans to customers	129,693,954	112,708,888	15,509,259
Deferred tax assets	5,572,042	5,476,280	753,561
Property and equipment	180,310	162,426	22,351
Investments accounted for using the equity method	2,609	—	—
Intangible assets	874,919	1,016,210	139,835
Right-of-use assets	400,900	349,884	48,146
Goodwill	8,911,445	9,171,729	1,262,072
Other assets	1,444,362	929,279	127,873

Total assets	237,023,009	216,930,102	29,850,575

Liabilities
Payable to platform users	985,761	781,083	107,481
Borrowings	38,823,284	41,002,213	5,642,092
Customer deposits	—	3,126,937	430,281
Current income tax liabilities	782,096	447,523	61,581
Accounts and other payables and contract liabilities	6,977,118	15,188,201	2,089,966
Payable to investors of consolidated structured entities	83,264,738	61,693,369	8,489,290
Financing guarantee liabilities	4,185,532	3,507,405	482,635
Deferred tax liabilities	524,064	427,332	58,803
Lease liabilities	386,694	342,671	47,153
Convertible promissory note payable	5,650,268	5,898,783	811,700
Other liabilities	1,759,672	1,838,182	252,942

Total liabilities	143,339,227	134,253,699	18,473,924

Equity
Share capital	75	75	10
Share premium	32,142,233	22,306,417	3,069,465
Treasury shares	(5,642,768)	(5,642,768)	(776,471)
Other reserves	155,849	544,621	74,942
Retained earnings	65,487,099	63,824,564	8,782,552

Total equity attributable to owners of the Company	92,142,488	81,032,909	11,150,499

Non-controlling interests	1,541,294	1,643,494	226,152

Total equity	93,683,782	82,676,403	11,376,652

Total liabilities and equity	237,023,009	216,930,102	29,850,575

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended June 30,			Six Months Ended June 30
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from/(used in) operating activities	1,994,730	2,997,614	412,485	5,280,779	3,500,146	481,636
Net cash (used in)/generated from investing activities	(339,249)	(224,994)	(30,960)	1,835,491	2,522,047	347,045
Net cash (used in) financing activities	(8,844,090)	(4,688,244)	(645,124)	(11,621,316)	(4,189,061)	(576,434)
Effects of exchange rate changes on cash and cash equivalents	393,412	78,616	10,818	427,092	85,317	11,740

Net (decrease)/increase in cash and cash equivalents	(6,795,197)	(1,837,008)	(252,781)	(4,077,954)	1,918,449	263,987
Cash and cash equivalents at the beginning of the period	32,254,754	22,235,553	3,059,714	29,537,511	18,480,096	2,542,946
Cash and cash equivalents at the end of the period	25,459,557	20,398,545	2,806,933	25,459,557	20,398,545	2,806,933